UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 25)

Bandag, Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
059815-100
(CUSIP Number)
Jay O. Rothman Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414)271-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 31, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 059815-100	Page 2 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin G. Carver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS * Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 059815-100	Page 3 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roy J. Carver, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS * Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER 0 (See Item 5)
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 059815-100	Page 4 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS * Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON * OO (LLC)

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 059815-100	Page 5 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carver Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS * Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON * PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 059815-100	Page 6 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin G. and Ruth A. Carver Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [x]
3		SEC USE ONLY
4		SOURCE OF FUNDS * Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United STates of America

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0 (See Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0 (See Item 5)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14		TYPE OF REPORTING PERSON * CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 059815-100	Page 7 of 11 Pages

Item 1.	Security and Issuer

        This Amendment No. 25 to Schedule 13D relates to shares of Common Stock, par value $1.00 per share (the “Common Stock”), of Bandag, Incorporated, an Iowa corporation (the “Issuer”). This Amendment is being filed to reflect the merger of Grip Acquisition Corporation (“Grip”) into the Issuer, pursuant to the Agreement and Plan of Merger, dated December 5, 2006, by and among the Issuer, Grip and Bridgestone Americas Holding, Inc. (“Bridgestone”). The merger was effective as of 11:59 p.m., Central Daylight Time, on May 31, 2007. As a result of the merger, the Issuer became a wholly-owned subsidiary of Bridgestone, and each share of Common Stock was converted into the right to receive cash in an amount equal to $50.75 per share (the “Merger Consideration”).

        In connection with the merger, outstanding equity awards, including equity awards held by the reporting persons, were converted into the right to receive the following:

•	each holder of stock options (whether or not exercisable or vested) will receive an amount (subject to any applicable withholding tax) in cash equal to the product of (1) the excess, if any, of (a) the Merger Consideration over (b) the exercise price per share of such stock option, multiplied by (2) the number of shares subject to such stock option (with the aggregate amount of such payment rounded up to the nearest whole cent);

•	each holder of Issuer stock appreciation rights (“SARs”) (whether or not exercisable or vested) will receive an amount (subject to any applicable withholding tax) in cash equal to the product of (1) the excess, if any, of (a) the Merger Consideration over (b) the exercise price per share of such SAR multiplied by (2) the number of shares subject to such SAR (with the aggregate amount of such payment rounded up to the nearest whole cent);

•	each holder of restricted stock (whether or not vested) will receive an amount in cash equal to the Merger Consideration, without interest, in respect of each cancelled share of restricted stock;

•	each holder of Issuer restricted stock units (“RSUs”) (whether or not vested) will receive an amount in cash equal to the Merger Consideration, without interest, in respect of each cancelled RSU;

•	each holder of Issuer performance units (“PUs”) (whether or not vested), will receive an amount in cash equal to the product of (1) the Merger Consideration, without interest, in respect of each cancelled PU, multiplied by (2) a fraction the numerator of which is the number of whole months that have elapsed from the beginning of the performance period to which the PU is subject to the date of the effective time of the merger and the dominator of which is the number of whole months in such performance period; and

•	each Issuer dividend equivalent unit outstanding immediately prior to the effective time of the merger pursuant to the common equity award plans, whether or not then exercisable or vested, will, at the effective time of the merger, be fully vested and paid.

        The address of the principal executive offices of the Issuer is 2905 North Highway 61, Muscatine, Iowa 52761.

CUSIP No. 059815-100	Page 8 of 11 Pages

Item 2.	Identity and Background.

        (a), (b), (c) and (f):     This Amendment No. 25 to Schedule 13D is being filed on behalf of each of the following persons:

            (1)     Martin G. Carver, a United States citizen, whose business address is, as of May 31, 2007, 2905 North Highway 61, Muscatine, Iowa 52761. Martin G. Carver was formerly Chairman of the Board, Chief Executive Officer and President of the Issuer.

            (2)     Roy J. Carver, Jr., a United States citizen, whose business address is, as of May 31, 2007, 2905 North Highway 61, Muscatine, Iowa 52761. Roy Carver, Jr. is currently Chairman of the Board of Directors of Carver Pump Company, a builder of centrifugal pumps; President of Carver Aero, Inc., which operates fixed base operations at airports in Muscatine, Iowa and Davenport, Iowa; and President of Carver Hardware, Inc., which operates a chain of hardware stores. The principal business address of Carver Pump Company is 2415 Park Avenue, Muscatine, Iowa 52761. The principal business address of Carver Aero, Inc. is 5701 Grandview Avenue, Muscatine, Iowa 52761. The principal business address of Carver Hardware, Inc. is P.O. Box 8167, Muscatine, Iowa 52761.

            (3)     Carver Management Company LLC, a Delaware limited liability company, was formed to serve as the sole general partner of a family limited partnership. The business address of Carver Management Company LLC is, as of May 31, 2007, c/o Martin G. Carver, Manager, Carver Management Company LLC, 2905 North Highway 61, Muscatine, Iowa 52761. Martin Carver and Roy Carver, Jr. are the sole members of Carver Management Company LLC and share equally the voting power and the power to purchase or sell assets of Carver Management Company LLC.

            (4)     Carver Partners LP, a Delaware limited partnership, was formed to hold certain securities and other assets. The business address of Carver Partners LP is, as of May 31, 2007, c/o Martin G. Carver, Manager, Carver Management Company LLC, General Partner, 2905 North Highway 61, Muscatine, Iowa 52761. Carver Management Company LLC is the sole general partner of Carver Partners LP and, as such, possesses the voting power and the power to purchase or sell assets of Carver Partners LP.

            (5)     The Martin G. and Ruth A. Carver Foundation, a Delaware not-for-profit corporation, was formed to make charitable contributions to religious, charitable, scientific, literary or educational organizations. The business address of the Foundation is, as of May 31, 2007, c/o Martin G. Carver, 2905 North Highway 61, Muscatine, Iowa 52761.

        (d)     None of the reporting parties has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)     None of the reporting parties has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 059815-100	Page 9 of 11 Pages

Item 5.	Interest in Securities of the Issuer.

        As a result of the merger discussed in Item 1 above, the reporting persons no longer hold any shares of Common Stock.

(a)-(b)	None

(c)	Except as reported above, the reporting parties have not effected any transactions in the Common Stock during the past sixty days.

(d)	None.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Agreement to File Schedule 13D Jointly.*

2	Agreement and Plan of Merger, dated December 5, 2006, by and among Bandag, Incorporated, Grip Acquisition Corporation and Bridgestone Americas Holding, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on 8-K dated December 5, 2006, filed by Bandag, Incorporated with the Securities and Exchange Commission on December 6, 2006).

3	Voting Agreement, dated December 5, 2006, by and between Martin G. Carver and Grip Acquisition Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on 8-K dated December 5, 2006, filed by Bandag, Incorporated with the Securities and Exchange Commission on December 6, 2006).

4	Voting Agreement, dated December 5, 2006, by and between Roy J. Carver, Jr. and Grip Acquisition Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on 8-K dated December 5, 2006, filed by Bandag, Incorporated with the Securities and Exchange Commission on December 6, 2006).

5	Voting Agreement, dated December 5, 2006, by and between Carver Partners LP and Grip Acquisition Corporation (incorporated by reference to Exhibit 10.3 to the Current Report on 8-K dated December 5, 2006, filed by Bandag, Incorporated with the Securities and Exchange Commission on December 6, 2006).

CUSIP No. 059815-100	Page 10 of 11 Pages

Exhibit No.	Description

6	Joinder Agreement, dated March 19, 2007, by and among Martin G. Carver, the Martin G. and Ruth A. Carver Foundation and Grip Acquisition Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on 8-K dated March 19, 2007, filed by Bandag, Incorporated with the Securities and Exchange Commission on March 23, 2007)

*Previously Filed.

CUSIP No. 059815-100	Page 11 of 11 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2007

/s/ Martin G. Carver
Martin G. Carver
/s/ Roy J. Carver, Jr.
Roy J. Carver, Jr.
CARVER PARTNERS LP
By: Carver Management Company LLC, as its General Partner
By: /s/ Martin G. Carver
Martin G. Carver, Manager
By: /s/ Roy J. Carver, Jr.
Roy J. Carver, Jr., Manager
CARVER MANAGEMENT COMPANY LLC
By: /s/ Martin G. Carver
Martin G. Carver, Manager
By: /s/ Roy J. Carver, Jr.
Roy J. Carver, Jr., Manager
MARTIN G. AND RUTH A. CARVER FOUNDATION
By: /s/ Martin G. Carver
Martin G. Carver, President
(acting pursuant to direction of Board of Advisors)